June 5, 2008
Via EDGAR

Mr. Jeffrey Riedler
Assistant Director Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	RxElite, Inc.
Registration Statement
on Form S-1 filed March 14, 2008, as amended
(File No. 333-149707)

Dear Mr. Riedler:

We are securities counsel to RxElite, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated June 3, 2008, from the Division of Corporation Finance to the Company’s Registration Statement on Form S-1 Amendment No. 3 filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 (“Form S-1”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 4 to the Company’s Registration Statement on Form S-1.

As previously advised, the Company determined that it did not satisfy one of the financial covenants contained in the note held by the selling stockholder as a result of the Company’s failure to adhere to an EBITDA standard for March 31, 2008, as described in the Note and in the filing. As of the date of the prior amendment, the conversion price of the Note was estimated to be $0.24 per share. The measurement period for determining the actual price was over a 20 day period which did not end until June 2, 2008. The measurement period has been completed and the actual conversion price is $0.2177 per share. We have amended several of the charts and disclosure throughout the filing to reflect the new definitive conversion price. The maintenance failure is not an event of default under the Note. The total number of shares being registered has not been modified.

Haynes and Boone, LLP
Attorneys and Counselors
153 East 53rd Street, Suite 4900
New York, New York 10022
Phone: 212.659.7300
Fax: 212.918.8989

SEC Comment No.1

Selling Stockholder, page 56

Total Dollar Value of Securities Underlying the Notes and Potential Profits on
Conversion, page 57

1.	We note that your disclosures on pages 28, 57 and 65 regarding the amount of your EBITDA

•	On page 28, you state that if you fail to record consolidated EBITDA of at least $0.00 for the quarter year ending March 31, 2008, the conversion price will be reset;
•	On page 57, you state that if you fail to record consolidated EBITDA of at least ($1,000,000), the conversion price will be reset; and
•	On page 65, you state that if you fail to record consolidated EBITDA of at least ($500,000) for the fiscal quarter ending March 31, 2008, the conversion price will be reset.
Please revise accordingly.

Response

We have revised the disclosure consistent with your comments to ensure that the disclosure at the various pages matches in each place.

As previously advised by telephone, the Company is requesting that the Registration Statement be declared effective with this amendment. A separate acceleration request has been filed via EDGAR.

Please direct any questions or comments concerning this response to Brian C. Daughney at (212) 659-4964 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Brian C. Daughney